UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

77467X101

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		621,600
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

621,600
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

621,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 77467X101

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 621,600 Shares directly owned by Mr. Radoff is approximately $4,692,229, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 14, 2022, Mr. Radoff, Andrew T. Berger, AB Value Partners, LP (“AB Value Partners”) and AB Value Management LLC (“AB Value Management”; and collectively with Mr. Radoff and AB Value Partners, the “AB Value-Radoff Parties”) and Mary Bradley entered into a Settlement Agreement and Release (the “Agreement”) with the Issuer (each a “Party”; and collectively, the “Parties”). Pursuant to the Agreement, the AB Value-Radoff Parties may designate a female director candidate (the “New Director”) with at least 5 years of fast-moving consumer goods franchise operational experience and 3 years of prior public company board experience who qualifies as an independent director under Rule 5605 of the Nasdaq Listing Rules (the “Applicable Criteria”), subject to the Issuer’s Board of Directors’ (the “Board”) reasonable approval (such approval not to be unreasonably withheld). The Issuer agreed, among other things, to appoint the New Director to the Board within ten (10) business days following the New Director’s satisfactory completion of certain customary onboarding requirements with a term expiring at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The Issuer further agreed (i) to nominate the New Director for election at the 2023 Annual Meeting and the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) and (ii) that the Board will take the necessary steps to appoint the New Director to the Nominating and Corporate Governance Committee and Audit Committee of the Board, subject to the Board’s reasonable approval (such approval not to be unreasonably withheld) and the New Director’s qualifications to serve on such committees under applicable rules and regulations.

Pursuant to the Agreement, the AB Value-Radoff Parties have certain customary replacement rights during the Standstill Period (as defined below) in the event the New Director is unable to serve on the Board for any reason or if the Board determines, in the good faith exercise of the directors’ fiduciary duties, to not nominate such person for election at the 2023 Annual Meeting and/or the 2024 Annual Meeting. Any replacement director (a “Replacement Director”) identified by the AB Value-Radoff Parties must be a female director candidate who meets the Applicable Criteria and must be reasonably acceptable to the Nominating and Corporate Governance Committee of the Board and the Board (such acceptance not to be unreasonably withheld). Any Replacement Director shall be deemed the “New Director” for the purposes of the Agreement once appointed.

Pursuant to the Agreement, the Parties, as well as each of their respective current, former, and future affiliates and associates, among other parties, agreed to full mutual releases and discharges of any and all claims, whether known or unknown, from the beginning of time to the date of the Agreement, except with respect to that certain demand for books and records pursuant to Section 220 of the Delaware General Corporation Law previously submitted by Mr. Radoff to the Issuer dated November 9, 2022 or any claims, counterclaims, causes of action, defenses or other rights or obligations related thereto.

3

CUSIP No. 77467X101

The Issuer agreed to dismiss the lawsuit filed by the Issuer on September 28, 2022, in the Court of Chancery of the State of Delaware against the ABV-Radoff Parties, Mr. Berger and Ms. Bradley.

Upon execution of the Agreement, the AB Value-Radoff Parties became subject to certain standstill restrictions from the date of the Agreement until 45 days prior to the beginning of the Issuer’s advance notice period for the nomination of directors at the 2025 annual meeting of stockholders (the “Standstill Period”). During the Standstill Period, the AB Value-Radoff Parties also agreed to vote their Shares in accordance with the Board’s recommendations with respect to each matter to be voted on at any meetings of stockholders; provided, however, that in the event (x) Institutional Shareholder Services Inc. and Glass Lewis & Co, LLC recommends otherwise with respect to any proposal (other than the election of directors), (y) of stockholder proposed amendments to the Issuer’s Organizational Documents (as defined in the Agreement) that limit stockholder votes, or (z) of an Extraordinary Transaction (as defined in the Agreement), the members of the AB Value-Radoff Group are permitted to vote in their sole discretion. During the Standstill Period, Mr. Radoff agreed not to acquire beneficial ownership of more than 12.5% of the outstanding Shares.

Pursuant to the Agreement, the Issuer agreed to reimburse the AB Value-Radoff Parties for their expenses in connection with the negotiation, execution, and effectuation of the Agreement and the transactions contemplated thereby in the amount of $1,075,000. Such reimbursement shall be made to the AB Value-Radoff Parties no later than five business days after the date of the Agreement. The Agreement will remain in effect until the date that is earliest of (i) the end of the Standstill Period and (ii) five days after a Party that has Materially Breached (as defined in the Agreement) the Agreement receives notice from the non-breaching Party providing notice of termination of the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by Mr. Radoff is based upon 6,238,776 Shares outstanding as of October 10, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 14, 2022.

Mr. Radoff

(a)	As of the date hereof, Mr. Radoff directly beneficially owned 621,600 Shares.

Percentage: Approximately 9.96%

(b)	1. Sole power to vote or direct vote: 621,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 621,600
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff during the past 60 days are set forth on Schedule A and are incorporated herein by reference.
4

CUSIP No. 77467X101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 14, 2022, the AB Value-Radoff Parties, Mr. Berger, Ms. Bradley and the Issuer entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement and Release, dated December 14, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 16, 2022).

5

CUSIP No. 77467X101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

/s/ Bradley L. Radoff
Bradley L. Radoff

6

CUSIP No. 77467X101

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	2,400	6.2350	10/21/2022
Purchase of Common Stock	392	6.5227	10/24/2022
Purchase of Common Stock	608	6.6670	10/31/2022
Purchase of Common Stock	500	6.5300	11/03/2022